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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

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
Trading Symbol:        NCT/TCCPR/TCDPR        Contact: GLENN VOTEK
Exchange:              NEW YORK                        EXECUTIVE VICE PRESIDENT
                                                        & TREASURER
                                                        (973) 397-3066
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             AT&T CAPITAL SCHEDULED TO COMPLETE TOPrS TENDER OFFER

MORRISTOWN, NEW JERSEY, AUGUST 24, 1998 -- AT&T Capital Corporation ('AT&T Capital'), a wholly owned subsidiary of Newcourt Credit Group Inc., announced today that the Superior Court of Morris County, New Jersey denied plaintiff's request in a recently filed action to enjoin AT&T Capital's offer to purchase US$200,000,000 9.06% Trust Originated Preferred Securities ('Securities') issued by an affiliated trust.

The favorable ruling, together with the company's receipt of consents from the holders of a majority of the outstanding Securities (as announced last week), paves the way for the completion of the tender offer scheduled to close on Wednesday, August 26, 1998 at 12:00 midnight (New York City time).

AT&T Capital is a wholly owned subsidiary of Newcourt Credit Group Inc. Newcourt is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed asset of US$23.1 billion (C$34.0 billion) and a global capability in 24 countries. The Trust Preferred Securities trade on the New York Stock Exchange under the symbols 'TCCPR' and 'TCDPR'.


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